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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

02021498

hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 31539

3/29/02 rv

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __02/01/2001__ AND ENDING __01/31/2002__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rance King Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3737 East Broadway

(No. and Street)

Long Beach	CA	90803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rance King   (562) 434-8431
                                        (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balser, Horowitz, Frank & Wakeling, An Accountancy Corporation
(Name — if individual, state last, first, middle name)

3000 W. MacArthur Blvd. Ste. 600, Santa Ana, CA 92704
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, __William Rance King_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Rance King Securities Corporation_____, as of __January 31_____, __2002__ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None_____

_____

_____

<u>Signature</u>

JURAT

State of California   )
) SS
County of Los Angeles)

Subscribed and sworn to before me this 26th day of _March_____, 2002

by _William Rance King, Jr_____.

ANNE S. RUBSAMEN
Commission # 1271942
Notary Public - California
Los Angeles County
My Comm. Expires Jul 27, 2004

Anne S Rubsamen, Notary Public

☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RANCE KING SECURITIES CORPORATION

INDEPENDENT AUDITORS' REPORT

January 31, 2002 and 2001

RANCE KING SECURITIES CORPORATION

January 31, 2002 and 2001

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-7
ADDITIONAL INFORMATION	
Statement of Changes in Liabilities Subordinated to Claims of Creditors	8
Computation of Net Capital Pursuant to Rule 15c 3-1	9
Statement Pursuant to Rule 17a-5(d)(4)	10
Computation for Determination of Reserve Requirements Pursuant to Rule 15c 3-3	11
Information Relating to the Possession or Control Requirements Under Rule 15c 3-3	12
STATEMENT OF INTERNAL ACCOUNTING CONTROLS	13-14

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Rance King Securities Corporation
Long Beach, California

We have audited the accompanying statements of financial condition of Rance King Securities Corporation as of January 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rance King Securities Corporation as of January 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial requirements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
      An Accountancy Corporation

Santa Ana, California
March 18, 2002

RANCE KING SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION
January 31, 2002 and 2001

ASSETS

	2002	2001
Current Assets		
Cash in bank	$105,985	$ 62,844
Total current assets	105,985	62,844
Total assets	$105,985	$ 62,844

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Liabilities		
Income taxes payable	$ 8,569	$ 6,202
Total liabilities	8,569	6,202
Stockholder's Equity		
Common stock, no par value, 100 shares authorized, 50 shares issued and outstanding	10,000	10,000
Additional paid in capital	28,911	28,911
Accumulated earnings	58,505	17,731
Total stockholder's equity	97,416	56,642
Total liabilities and stockholder's equity	$105,985	$ 62,844

See accompanying notes and independent auditors' report.

RANCE KING SECURITIES CORPORATION

STATEMENTS OF INCOME
For the Years Ended January 31, 2002 and 2001

	2002	2001
Revenue		
Commissions	$ 907,638	$1,376,083
Interest	411	167
Total revenue	$ 908,049	1,376,250
Operating Expenses		
Commissions	694,056	1,322,814
Broker dealer marketing expense	84,116	0
Dues and subscriptions	8,968	3,908
Legal and accounting	650	0
Payroll	32,500	0
Rent expense	35,000	0
Total operating expenses	855,290	1,326,722
Income before provision for income taxes	52,759	49,528
Provision for income taxes	11,985	7,002
Net income	$ 40,774	$ 42,526

See accompanying notes and independent auditors' report.

RANCE KING SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended January 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total
Balances, January 31, 2000	$ 10,000	$ 23,911	$(24,795)	$ 9,116
Additional paid-in capital	0	5,000	0	5,000
Net income	0	0	42,526	42,526
Balances, January 31, 2001	10,000	28,911	17,731	56,642
Net income	0	0	40,774	40,774
Balances, January 31, 2002	$ 10,000	$ 28,911	$ 58,505	$ 97,416

See accompanying notes and independent auditors' report.

RANCE KING SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS
For the Years Ended January 31, 2002 and 2001

	2002	2001
Cash Flows From Operating Activities		
Net income	$ 40,774	$ 42,526
Changes in operating assets and liabilities:		
Income taxes payable	2,367	6,202
Net cash provided by operating activities	43,141	48,728
Cash Flows From Financing Activities		
Additional paid in capital	0	5,000
Net cash flows provided by financing activities	0	5,000
Net increase in cash	43,141	53,728
Cash at beginning of year	62,844	9,116
Cash at end of year	$105,985	$ 62,844

There were no investing activities for the years ended January 31, 2002 and 2001.

Supplemental Disclosures Of Cash Flow Information

	2002	2001
Cash paid for:		
Interest	$ 0	$ 0
Income taxes	$ 9,618	$ 800

RANCE KING SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
January 31, 2002 and 2001

Note 1 - Summary Of Significant Accounting Policies

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal and only active office in Long Beach, California. Operations are pursuant to the (K) (2) (i) exemptive provision of SEC Rule 15c 3-3 and does not hold customer funds or securities. The business consists of the wholesaling and retailing of direct participation programs.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash and cash equivalents

For purposes of the statements of cash flows, all highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Income Taxes

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

RANCE KING SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
January 31, 2002 and 2001

Note 2 - Net Capital

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c 3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and related capital ratio fluctuate on a daily basis; however, as of January 31, 2002 and 2001, the net capital was $97,416 and $56,642, respectively. The net capital ratio was not in excess of its 15 to 1 ratio to aggregate indebtedness at that date.

Note 3 - Related Parties

The Company earned commissions totaling $907,638 and $1,376,083 from the sale of limited partnership interests for the years ended January 31, 2002 and 2001, respectively. The General Partner of these limited partnerships is the 100% owner of the Company. For the years ended January 31, 2002 and 2001 commissions of $210,730 and $432,070, respectively, were paid to Rance King Properties, Inc., which is wholly-owned by the sole shareholder of the Company.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
January 31, 2002 and 2001

As of the audited periods ending January 31, 2002 and 2001, no subordinated liabilities or agreements exist in the financial statements of Rance King Securities Corporation.

RANCE KING SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c 3-1
January 31, 2002 and 2001

	2002	2001
Total stockholder's equity	$ 97,416	$ 56,642
Net capital	$ 97,416	$ 56,642

Computation of Basic Net Capital Requirement

	2002	2001
Minimum net capital requirement or 6 2/3% of aggregate indebtedness	$ 5,000	$ 5,000
Net capital from above	$ 97,416	$ 56,642
Net capital in excess of minimum	$ 92,416	$ 51,642

Computation of Ratio of Aggregate Indebtedness

	2002	2001
Total aggregate indebtedness	$ 8,569	$ 6,202
Percentage of aggregate indebtedness to net capital	8%	11%
Percentage of debt to debt-equity total computed in accordance with Rule 15c 3-1 (d)	0%	0%
Excess net capital at 100%	$ 92,416	$ 51,642

The audit disclosed no violation of the net capital requirements, financial and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X- 17A-5 Part IIA dated January 31, 2002, with the final audit report attached.

The Company is exempt from the provisions of Rule 15c 3-3 of the Securities Exchange Act under Section k1 (C), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

RANCE KING SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3
January 31, 2002 and 2001

Not applicable

March 18, 2002

Board of Directors
Rance King Securities Corporation
Long Beach, California

We have audited the financial statements of Rance King Securities Corporation, for the years ended January 31, 2002 and 2001 and have issued our report thereon dated March 18, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation include the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by Rule 15c 3-3(3). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. The purposes of our study and evaluation were to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5 and, with respect to Rule 15c 3-3, to provide reasonable assurance of compliance, in all material respects, with the possession and control requirements of that Rule. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of Rance King Securities Corporation is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rance King Securities Corporation
March 18, 2002
Page two

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended January 31, 2002 and 2001 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed the following condition:

> The size of the business necessarily imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. The specific weaknesses are that the same person is performing the tasks of signing checks and reconciling the bank account. Ideal internal accounting control procedures would be that these tasks be performed by different people. Since this condition is inherent in the size of the Company, no corrective action has been taken or proposed by the Company.

The foregoing conditions as considered in determining the nature, timing, and extent of the audit tests to be applied in our audit of the January 31, 2002 and 2001 financial statements, and this report does not affect our report on those financial statements dated March 18, 2002.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
      An Accountancy Corporation

Santa Ana, California
March 18, 2002